Exhibit 99.2

Sun Life Financial declares dividends on Common and Preferred Shares payable in Q3 2017

TORONTO, Aug. 9, 2017 /CNW/ - The Board of Directors of Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced a dividend of $0.435 per common share, payable September 29, 2017, to shareholders of record at the close of business on August 30, 2017. This is the same amount as paid in the previous quarter.

The Board announced that the following quarterly dividends on its Class A Non-Cumulative Preferred Shares are payable on September 29, 2017, to shareholders of record at the close of business on August 30, 2017:

Series 1	$0.296875 per share
Series 2	$0.30 per share
Series 3	$0.278125 per share
Series 4	$0.278125 per share
Series 5	$0.28125 per share
Series 8R	$0.142188 per share
Series 9QR	$0.122184 per share
Series 10R	$0.177625 per share
Series 11QR	$0.170074 per share
Series 12R	$0.237875 per share

Common shares acquired under the Canadian Dividend Reinvestment and Share Purchase Plan (the "Plan") will be purchased by the Plan agent on the open market through the facilities of the Toronto Stock Exchange and though the facilities of other Canadian stock exchanges and alternative Canadian trading platforms.

Sun Life Financial Inc. has designated the dividends referred to above as eligible dividends for the purposes of the Income Tax Act (Canada).

About Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of insurance, wealth and asset management solutions to individuals and corporate Clients. Sun Life Financial has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of June 30, 2017, Sun Life Financial had total assets under management of $944 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

Media Relations Contact:
Kim Armstrong
Manager, Media & PR
Corporate Communications
T. 416-979-6207
kim.armstrong@sunlife.com

Investor Relations Contact:
Greg Dilworth
Vice-President
Investor Relations
T. 416-979-6230
investor.relations@sunlife.com

SOURCE Sun Life Financial Inc.

View original content: http://www.newswire.ca/en/releases/archive/August2017/09/c8907.html

%CIK: 0001097362

CO: Sun Life Financial Inc.

CNW 17:12e 09-AUG-17